UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Internet Capital Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

46059C205

(CUSIP Number)

John Grizzetti

Mason Capital Management, LLC

110 E. 59th Street, 30th Floor

New York, NY 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46059C205

1.

Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Mason Capital Management, LLC, in its capacity as investment manager for certain investment funds and managed accounts

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,220,673

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,220,673

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,220,673

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.1%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 46059C205

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kenneth M. Garschina

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,220,673

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,220,673

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,220,673

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 46059C205

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael E. Martino

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,220,673

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,220,673

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,220,673

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.1%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 amends the Schedule 13D filed by Mason Capital Management LLC, a Delaware limited liability company (“Mason Capital”), Michael E. Martino and Kenneth M. Garschina (the “Reporting Persons”) on December 19, 2006, as amended on January 22, 2007 (the “Schedule 13D”), with respect to the common shares, par value $0.01 per share (the “Shares”), of Internet Capital Group, Inc. (the “Issuer”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Schedule 13D.

The following Items of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds for purchase of the Shares were derived from the working capital of the Accounts described in Item 2 of the Schedule 13D. The total of approxiamately $12,412,893 was paid to acquire the Shares reported herein.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares reported herein for investment in the ordinary course of business. The Reporting Persons may make further purchases of the Shares from time to time and may dispose of any or all of the shares held by them at any time. On February 12, 2007, Mason Capital entered into a Note Purchase Agreement with the Issuer (the “Agreement”) pursuant to which, among other things, (i) the Reporting Persons agreed to sell to the Issuer all of the 2009 5% Senior Convertible Notes of the Issuer held by the Reporting Persons (the “Notes”) at a price of $1,395 per $1,000 of face amount of the Notes, and (ii) the Reporting Persons agreed not to directly or indirectly, without the approval of a majority of the members of the Issuer’s board of directors, make or participate in any proxy solicitation with respect to any voting securities of the Issuer, or seek to influence or control the management, board or policies of the Issuer.  A copy of the Agreement is attached hereto as Exhibit  99.1 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Persons have voting and dispositive power over the 1,220,673 Shares reported herein, which powers are exercisable by Mssrs. Garschina and Martino. For purposes of this filing, we are no longer including the 2,480,238 Shares representing the number of Shares into which the $22,590,013 face amount of the Issuer's Notes sold by Mason Capital to the Issuer, could have been converted by Mason Capital. Following the consummation of the transactions contemplated by the Note Purchase Agreement, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Shares.

(b) By virtue of its position as investment adviser Mason Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,220,673 Shares. By virture of their position as sole managing members of Mason Capital Mssrs. Garschina and Martino are deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Mason Capital has voting power or dispositive power. Accordingly, the Reporting Persons are deemed to have shared voting and shared dispositive power with respect to an aggregate of 1,220,673 Shares.

(c) The Reporting Persons sold the following Notes to the Issuer pursuant to the Note Purchase Agreement:

Sale Date	Face Amount of Notes Sold	Price/ $100
02/12/2007	$22,590,013	$139.50

The following transactions in the Shares and Notes were effected by the Reporting Persons during the past 60 days:

Stock Trade Date	Shares Purchased(Sold)	Price/Share
12/18/2006	382,900	9.55
12/19/2006	89,842	9.72
01/05/2007	200,000	10.08
01/10/2007	149,554	10.39
01/11/2007	100,000	10.57
01/12/2007	68,370	10.64
01/16/2007	80,007	10.81
01/18/2007	200,000	10.49

Bonds Trade Date	Face Amount of Notes Purchased(Sold)	Price/Share
01/05/2007	$(1,000,000)	122.25
01/10/2007	$(1,000,000)	125.05

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons may be deemed to be members of a group for purposes of Section 13(d) of the Exchange Act of 1934. None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date
02/13/2007

Mason Capital Management, LLC

/s/ John C. Grizzetti
Signature

CFO
Name/Title

/s/ Kenneth M. Garschina

/s/ Michael E. Martino

Exhibit Index

Exhibit Number	Exhibit Description
99.1	Note Purchase Agreement